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                                                                    EXHIBIT 23.1

                          INDEPENDENT AUDITORS' CONSENT


The Employee Benefits Committee of the
    Riviana Foods Inc. Savings Plan:


We consent to the incorporation by reference in the Registration Statement (No. 333-40865) on Form S-8 of Riviana Foods Inc. of our report dated June 11, 2003, with respect to the statement of net assets available for plan benefits of Riviana Foods Inc. Savings Plan as of December 31, 2002, the statement of changes in net assets available for plan benefits for the year ended December 31, 2002 and the supplemental schedule H, line 4i -- schedule of assets (held at end of year) as of December 31, 2002, which report appears in the December 31, 2002 Annual Report on Form 11-K of Riviana Foods Inc. Savings Plan.



KPMG LLP

Houston, Texas
June 23, 2003